

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

John R. Van Kirk
Managing Director and Principal Accounting Officer
North European Oil Royalty Trust
5 N. Lincoln Street
Keene, N.H. 03431

      Re: North European Oil Royalty Trust
            Form 10-K/A for fiscal year ended October 31, 2020
            Filed on February 24, 2021
            File No. 001-08245

Dear Mr. Van Kirk:

      We have reviewed your February 24, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our February 17, 2021 letter.

FORM 10-K/A FILED ON FEBRUARY 24, 2021

Report Of Independent Registered Public Accounting Firm, page F-1

1.   We have reviewed your amended filing and note you have only included the revised audit opinion within your amendment. The amendment must contain the complete text of the item being amended. Because the financial statements and auditor's report are filed under one item in a Form 10-K, please revise further to include Item 8 in its entirety.

      You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction